UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-55470

CUSIP NUMBER 22411M 108

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2023

☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CQENS Technologies Inc.

Full Name of Registrant

5550 Nicollet Avenue

Address of Principal Executive Office (Street and Number)

Minneapolis, MN 55419

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

CQENS Technologies Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2023 (the “Form 10-Q”) in a timely manner without unreasonable effort or expense, as the Company’s auditors are still reviewing the Form 10-Q. The Company expects to file the Form 10-Q on or prior to the 5th calendar day following the prescribed due date.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Brian A. Pearlman, Esq.	(954)	880-9484
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a decreased 31% for the total operating expenses for the three months ended June 30, 2023 over those reported for the same period in 2022. This reduction is directly attributable to the stock option expense from $893,768 in 2022 versus the stock option expense of $362,581 in the second quarter of 2023. This decrease in general and administrative expenses were partially offset by increases in research and development and professional fees during the second quarter of 2023. Research and development expenses in the second quarter of 2023 increased 81% over this same period in 2022. This increase was due to increased engineering services related to product prototype configuration and development as well as machinery design. Professional fees increased 124% in the second quarter of 2023 compared to the second quarter of 2022. This increase is attributable primarily to the options expense recorded in the second quarter of 2023 for option grants for consulting services.

CQENS Technologies Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2023	By:	/s/ William P. Bartkowsi
William P. Bartkowsi
	Title:	President and Chief Operating Officer